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October 23, 2013

VIA EDGAR AND ELECTRONIC MAIL

Peggy Kim, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc.
Definitive Additional Materials filed on October 8, 2013
File No. 1-25225

Dear Ms. Kim:

In connection with verbal comments from the Staff received on October 17, 2013 with regard to the above-referenced matter, Biglari Capital Corp. has filed with the Securities and Exchange Commission definitive additional materials on October 23, 2013 that address the first comment in the Staff’s letter dated October 10, 2013.

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The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

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